

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Adam M. Aron
Chief Executive Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, Kansas 66211

> **Re: AMC Entertainment Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 30, 2020**
> **File No. 333-251805**

Dear Mr. Aron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services